Given Imaging Ltd.
                        And Its Consolidated Subsidiaries

                    Interim Consolidated Financial Statements
                               As of June 30, 2003
                                   (Unaudited)

              Given Imaging Ltd. and its Consolidated Subsidiaries
                   Index to Consolidated Financial Statements

                                                                            Page

Consolidated Balance Sheets                                                    3

Consolidated Statements of Operations                                          5

Consolidated Statements of Changes in Shareholders' Equity                     6

Consolidated Statements of Cash Flows                                          7

Notes to the Consolidated Financial Statements                                 9


                                 Given Imaging Ltd. and its Consolidated Subsidiaries
                                              Consolidated Balance Sheets
                                       U.S. $ in thousands except per share data

                                                                              June 30,                    December 31,
                                                                    ------------------------------       --------------
                                                                       2003                2002               2002
                                                                    -----------        -----------       --------------
                                                                    (Unaudited)        (Unaudited)          (Audited)
                                                                    -----------        -----------        ------------
Assets

 Current assets

 Cash and cash equivalents                                          $    25,884        $    50,300        $     35,792
 Accounts receivable:
   Trade                                                                  6,269              5,422               6,865
   Other                                                                    658              1,018               1,485
 Inventories                                                             11,900              6,746              10,659
 Prepaid expenses                                                           903              1,141               1,234
 Advances to suppliers                                                       51                184                  24
                                                                    -----------        -----------        ------------
 Total current assets                                                    45,665             64,811              56,059
                                                                    -----------        -----------        ------------

 Deposits                                                                   250                130                 192

 Assets held for severance benefits                                         922                505                 674

 Fixed assets, at cost, less accumulated depreciation                    10,177              8,034               9,967

 Other assets, at cost, less accumulated amortization                     1,950              1,608               1,836
                                                                    -----------        -----------        ------------
 Total assets                                                       $    58,964        $    75,088        $     68,728
                                                                    ===========        ===========        ============


                                 Given Imaging Ltd. and its Consolidated Subsidiaries
                                              Consolidated Balance Sheets
                                       U.S. $ in thousands except per share data

                                                                              June 30,                    December 31,
                                                                    -----------------------------         -----------
                                                                       2003                2002               2002
                                                                    -----------        -----------        ------------
                                                                    (Unaudited)        (Unaudited)          (Audited)
                                                                    -----------        -----------        ------------

Liabilities and shareholders' equity

Current liabilities
Current installments of obligation under capital lease              $        68        $        66        $         56
Accounts payable:
  Trade                                                                   3,145              4,134               4,990
  Other                                                                   5,216              6,293               6,279
Related parties                                                               -                 35                  35
Deferred revenue                                                            818                502                 727
                                                                    ------------       ------------       -------------
Total current liabilities                                                 9,247             11,030              12,087
                                                                    ------------       ------------       -------------

Long-term liabilities
Obligation under capital lease, net                                          12                 76                  47
Liability for employee severance benefits                                 1,077                646                 835
                                                                    ------------       ------------       -------------
Total long-term liabilities                                               1,089                722                 882
                                                                    ------------       ------------       -------------
Total liabilities                                                        10,336             11,752              12,969
                                                                    ------------       ------------       -------------

Minority interest                                                         1,985              2,274               2,182

Shareholders' equity
Share capital:
 Ordinary Shares, NIS 0.05 par value each (60,000,000 shares authorized; 25,493,113, 25,174,913 and 25,373,513 shares
 issued and fully paid at June 30, 2003, 2002 and December 31,
 2002, respectively)                                                        300                297                 298
Additional paid-in capital                                              100,226            100,114             100,262
Capital reserve                                                           2,166              2,166               2,166
Unearned compensation                                                       (50)              (134)               (123)
Accumulated deficit                                                     (55,999)           (41,381)            (49,026)
                                                                    ------------       ------------       -------------
Total shareholders' equity                                               46,643             61,062              53,577
                                                                    ------------       ------------       -------------
Total liabilities and shareholders' equity                          $    58,964        $    75,088        $     68,728
                                                                    ============       ============       =============

The accompanying notes are an integral part of these consolidated financial statements.


                                     Given Imaging Ltd. and its Consolidated Subsidiaries
                                             Consolidated Statements of Operations
                                           U.S. $ in thousands except per share data

                                                           Six month period ended      Three month period ended    Year ended
                                                                  June 30,                     June 30,           December 31,
                                                        ---------------------------   --------------------------  ------------
                                                             2003           2002          2003           2002          2002
                                                        ------------   ------------   ------------  ------------  ------------
                                                         (Unaudited)     (Unaudited)   (Unaudited)   (Unaudited)     (Audited)
                                                        ------------   ------------   ------------  ------------  ------------

Revenues                                                $    18,323    $    12,395    $     9,694   $     7,179   $    28,904
Cost of revenues                                             (6,190)        (5,774)        (3,363)       (3,271)      (11,907)
                                                        ------------   ------------   ------------  ------------  ------------

Gross profit                                                 12,133          6,621          6,331         3,908        16,997
                                                        ------------   ------------   ------------  ------------  ------------

Operating expenses

Research and development, gross                              (3,738)        (4,309)        (1,904)       (2,316)       (8,609)
Royalty bearing participation                                   691              -            691             -             -
                                                        ------------   ------------   ------------  ------------  ------------

Research and development, net                                (3,047)        (4,309)        (1,213)       (2,316)       (8,609)

Sales and marketing expenses                                (13,519)       (10,824)        (6,998)       (5,993)      (22,681)
General and administrative expenses                          (2,791)        (2,314)        (1,425)       (1,230)       (4,749)
                                                        ------------   ------------   ------------  ------------  ------------

Total operating expenses                                    (19,357)       (17,447)        (9,636)       (9,539)      (36,039)
                                                        ------------   ------------   ------------  ------------  ------------

Operating loss                                               (7,224)       (10,826)        (3,305)       (5,631)      (19,042)
Financing income (expenses), net                                 54          1,006           (174)          725         1,469
Other income (expenses), net                                      -           (727)             -           109          (711)
                                                        ------------   ------------   ------------  ------------  ------------

Loss before taxes on income                                  (7,170)       (10,547)        (3,479)       (4,797)      (18,284)
Taxes on income                                                   -              -              -             -             -
                                                        ------------   ------------   ------------  ------------  ------------

Loss before minority share                                   (7,170)       (10,547)        (3,479)       (4,797)      (18,284)

Minority share in loss (profits) of subsidiary                  197           (118)           129          (118)          (26)
                                                        ------------   ------------   ------------  ------------  ------------

Net loss                                                $    (6,973)   $   (10,665)   $    (3,350)  $    (4,915)  $   (18,310)
                                                        ============   ============   ============  ============  ============

Basic and diluted loss per Ordinary Share               $     (0.27)   $     (0.42)   $     (0.13)  $     (0.20)  $     (0.73)
                                                        ============   ============   ============  ============  ============

Weighted average number of Ordinary Shares
 outstanding used in basic and diluted loss per
 Ordinary Share calculation                              25,413,580     25,129,913     25,451,646    25,154,913    25,182,563
                                                        ============   ============   ============  ============  ============

The accompanying notes are an integral part of these consolidated financial statements.


                                        Given Imaging Ltd. and its Consolidated Subsidiaries
                                     Consolidated Statements of Changes in Shareholders' Equity
                                             U.S. $ in thousands except per share data

                                                                         Additional
                                                                          Paid-In   Capital    Unearned    Accumulated
                                                    Ordinary   Shares     Capital   reserve  compensation    deficit     Total
                                                    -----------------     -------   -------  ------------  -----------   -----
                                                    Shares     Amount
                                                    ------     ------
Six months ended June 30, 2003  (Unaudited)

Balance as of December 31, 2002                   25,373,513   $  298    $100,262   $ 2,166   $       (123) $   (49,026) $53,577

Changes during the period:
Exercise of stock options                            119,600        2          37         -              -            -       39
Forfeiture of stock options                                -        -         (73)        -             73            -        -
Net loss                                                   -        -           -         -              -       (6,973)  (6,973)
                                                  ----------   ------    --------   -------   ------------- ------------ --------

Balance as of June 30, 2003 (Unaudited)           25,493,113   $  300    $100,226   $ 2,166   $        (50) $   (55,999) $46,643
                                                  ==========   ======    ========   =======   ============= ============ ========

Six months ended June 30, 2002  (Unaudited)

Balance as of December 31, 2001                   25,104,913   $  296    $100,103   $     -   $       (350) $   (30,716) $69,333

Changes during the period:
Exercise of stock options                             70,000        1          77         -              -            -       78
Forfeiture of stock options                                -        -         (66)        -             66            -        -
Amortization of unearned compensation, net                 -        -           -         -            150            -      150
Capital reserve from issuance of shares in a
newly formed  subsidiary                                   -        -           -     2,166              -            -    2,166
Net loss                                                   -        -           -         -              -      (10,665) (10,665)
                                                  ----------   ------    --------   -------   ------------- ------------ --------

Balance as of June 30, 2002 (Unaudited)           25,174,913   $  297    $100,114   $ 2,166   $       (134) $   (41,381) $61,062
                                                  ==========   ======    ========   =======   ============= ============ ========

Three months ended June 30, 2003  (Unaudited)

Balance as of March 31, 2003                      25,379,513   $  299    $100,196   $ 2,166   $        (50) $   (52,649) $49,962

Changes during the period:
Exercise of stock options                            113,600        1          30         -              -             -      31
Net loss                                                   -        -           -         -              -       (3,350)  (3,350)
                                                  ----------   ------    --------   -------   ------------- ------------ --------

Balance as of June 30, 2003 (Unaudited)           25,493,113   $  300    $100,226   $ 2,166    $       (50)   $ (55,999) $46,643
                                                  ==========   ======    ========   =======   ============= ============ ========

Three months ended June 30, 2002  (Unaudited)

Balance as of March 31, 2002                      25,104,913 $    296    $100,103   $     -    $      (270)   $ (36,466) $63,663

Changes during the period:
Exercise of stock options                             70,000        1          77         -              -             -      78
Forfeiture of stock options                                -        -         (66)        -             66             -       -
Amortization of unearned compensation,  net                -        -           -         -             70             -      70
Capital reserve from issuance of shares in a
newly formed  subsidiary                                   -        -           -     2,166              -             -   2,166
Net loss                                                   -        -           -         -              -       (4,915)  (4,915)
                                                  ----------   ------    --------   -------   ------------- ------------ --------

Balance as of June 30, 2002 (Unaudited)           25,174,913   $  297    $100,114   $ 2,166    $      (134)   $ (41,381) $61,062
                                                  ==========   ======    ========   =======   ============= ============ ========

Year ended December 31, 2002 (Audited)

Balance as of December 31, 2001                   25,104,913   $  296    $100,103   $     -    $      (350)   $ (30,716) $69,333

Changes during the year:
Exercise of stock options                            268,600        2         159         -              -             -     161
Amortization of unearned compensation                      -        -           -         -            227             -     227
Capital reserve from issuance of shares in a               -        -           -     2,166              -             -   2,166
newly formed  subsidiary
Net loss                                                   -                    -         -              -      (18,310) (18,310)
                                                  ----------   ------    --------   --------  ------------- ------------ --------

Balance as of December 31, 2002 (Audited)         25,373,513   $  298    $100,262   $ 2,166   $       (123)   $ (49,026) $53,577
                                                  ==========   ======    ========   ========  ============= ============ ========

The accompanying notes are an integral part of these consolidated financial statements.


                                      Given Imaging Ltd. and its Consolidated Subsidiaries
                                              Consolidated Statements of Cash Flows
                                            U.S. $ in thousands except per share data

                                                                 Six month period ended   Three month period ended   Year ended
                                                                        June 30,                  June 30,           December 31,
                                                                 ------------------------ ------------------------   ------------
                                                                    2003         2002        2003         2002           2002
                                                                 -----------  ----------- -----------  -----------     ---------
                                                                 (Unaudited)  (Unaudited) (Unaudited)  (Unaudited)     (Audited)
                                                                 -----------  ----------- -----------  -----------     ---------

Cash flows from operating activities:
Net loss                                                           $ (6,973)  $ (10,665)     $(3,350)    $ (4,915)    $(18,310)

Adjustments required to reconcile net loss to net cash used in operating activities:

Minority share in profits (losses) of subsidiary                       (197)        118         (129)         118           26
Depreciation and amortization                                         1,428         841          729          448        2,176
Employees' stock options compensation                                     -         150            -           70          227
Other                                                                   (10)         82           (8)          84           97
Decrease (increase) in accounts receivable                            1,423      (3,117)         (92)      (2,239)      (5,028)
Decrease (increase) in prepaid expenses                                 331           8          354          (52)        (109)
Decrease (increase) in advances to suppliers                            (27)       (184)         129         (178)           -
Decrease (increase) in inventory                                     (1,241)     (3,489)         730       (2,177)      (7,402)
Increase (decrease) in accounts payable                              (2,961)      3,393       (1,072)       1,997        5,537
Increase in deferred revenue                                             89         309           41          170          534
Increase (decrease) in payable to related parties                       (35)         19            -           (2)          19
                                                                    --------  ----------     --------    ---------   ----------
Net cash used in operating activities                               $(8,173)  $ (12,535)     $(2,668)    $ (6,676)    $(22,233)
                                                                    --------  ----------     --------    ---------   ----------

Cash flows from investing activities:
Purchase of fixed assets and other assets                           $(1,752)  $  (2,676)     $  (802)    $ (1,066)    $ (7,472)
Deposits                                                                (53)        (30)         (53)         (30)         (88)
                                                                    --------  ----------     --------    ---------   ----------
Net cash used in investing activities                               $(1,805)  $  (2,706)     $  (855)    $ (1,096)    $ (7,560)
                                                                    --------  ----------     --------    ---------   ----------

Cash flows from financing activities:
Principal payments on capital lease obligation                      $   (24)  $     (26)     $   (12)    $    (14)      $  (64)
Proceeds from the issuance of Ordinary Shares                            39          78           31           78          161
Proceeds from issuance of shares by consolidated company                  -       4,322            -        4,322        4,322
                                                                    --------  ----------     --------    ---------   ----------
Net cash provided by financing activities                           $    15   $   4,374      $    19     $  4,386      $ 4,419
                                                                    --------  ----------     --------    ---------   ----------

Effect of exchange rate changes on cash                             $    55   $     (63)     $    50     $    (12)      $  (64)

Decrease in cash and cash equivalents                               $(9,908)  $ (10,930)     $(3,454)    $ (3,398)    $(25,438)
Cash and cash equivalents at beginning of period                    $35,792     $61,230      $29,338     $ 53,698     $ 61,230
                                                                    --------  ----------     --------    ---------   ----------
Cash and cash equivalents at end of period                          $25,884   $  50,300      $25,884     $ 50,300     $ 35,792
                                                                    ========  ==========     ========    =========   ==========

The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. and its Consolidated Subsidiaries
                 Consolidated Statements of Cash Flows (Cont'd)
                    U.S. $ in thousands except per share data

(a)  Non-cash transactions

                                                                 Six month period ended   Three month period ended    Year ended
                                                                        June 30,                  June 30,           December 31,
                                                                 ----------------------   ------------------------  -------------
                                                                    2003         2002        2003         2002           2002
                                                                 -----------  ----------- -----------  -----------     ---------
                                                                 (Unaudited)  (Unaudited) (Unaudited)  (Unaudited)     (Audited)
                                                                 -----------  ----------- -----------  -----------     ---------
     Purchase of fixed assets                                     $       -    $   1,300   $       -     $  1,300      $    -

(b)  Supplementary cash flow information

                                                                 Six month period ended   Three month period ended    Year ended
                                                                        June 30,                  June 30,           December 31,
                                                                 ----------------------   ------------------------  -------------
                                                                    2003         2002        2003         2002           2002
                                                                 -----------  ----------- -----------  -----------     ---------
                                                                 (Unaudited)  (Unaudited) (Unaudited)  (Unaudited)     (Audited)
                                                                 -----------  ----------- -----------  -----------     ---------
     Interest paid                                                $       2    $       5   $       1    $       2     $     7
     Income taxes paid                                            $      30    $      47   $      13    $      29     $    79

The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. and its Consolidated Subsidiaries
                 Notes to the Consolidated Financial Statements
                    U.S. $ in thousands except per share data

Note 1 - Organization and Basis of Presentation

     A.   Description of business

     Given Imaging Ltd. (the "Company") was incorporated in Israel in January 1998. The Company has generated revenue from sales of its products commencing the third quarter of 2001. Due in large part to the significant expenditures required to develop and market its product, the Company has generated losses each year since its inception.

     The novel medical device industry in which the Company is involved is characterized by the risks of regulatory barriers and reimbursement issues. Penetration into the world market requires the investment of considerable resources and continuous development efforts. The Company's future success is dependent upon several factors including the technological quality, regulatory approvals and sufficient reimbursement of its products.

     B.   Basis of presentation

     The accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the financial information included therein. It is suggested that these financial statements be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2002. Results for the interim periods presented are not necessarily indicative of the results to be expected for the full year.